December 3, 2009

VIA EDGAR

Vince DeStefano U.S. Securities and Exchange Commission 100 Fifth Street, NE Washington, DC 20549
Re:	Embarcadero Funds, Inc. (File No. 811-09116)

Dear Mr. DeStefano:

This letter responds to the comments you provided by telephone to the undersigned on November 30, 2009 relating to the preliminary Proxy Statement for the Embarcadero Funds, Inc. (the “Company”) filed on November 19, 2009.  The Proxy Statement includes proposals seeking approval of new advisory agreements for the Small-Cap Growth Fund and All-Cap Growth Fund, series of the Company (each such series, a “Fund” or collectively the “Funds”).  The proposals in the Proxy Statement are part of a larger restructuring of the series of the Company, and a separate registration statement on Form N-14 has been filed describing proposals to reorganize three other series of the Company into the Funds.  Unless otherwise noted, defined terms have the same meaning ascribed to them in the Proxy Statement.  Accompanying this letter are revisions to the Proxy Statement (selected sections only), showing changes from the preliminary Proxy Statement.

General

1.  Comment:  The proposals in the Proxy Statement are part of a larger restructuring of the series of the Company, with the Funds proposed to be the acquiring funds for the reorganization of other series of the Company, as described in a separate filing on Form N-14.  Please provide a summary of the analysis of the accounting survivors in those reorganizations.

Response:  The Small-Cap Growth Fund and All-Cap Growth Fund have been determined to be the accounting survivors following the reorganizations.  As described in the Proxy Statement and in a separate filing on Form N-14, the five series of the Company will be streamlined resulting in only two series, with one of those series following an absolute return strategy and the other following a market neutral strategy.  The acquired funds and the corresponding acquiring funds (the Funds) are listed in the table below.

Acquired Fund	Acquiring Fund
Absolute Return Fund	Small-Cap Growth Fund (to be renamed Absolute Return Fund)

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December 3, 2009

Market Neutral Fund	All-Cap Growth Fund (to be renamed Market Neutral Fund)
Alternative Strategies Fund	All-Cap Growth Fund (to be renamed Market Neutral Fund)

Earlier in 2009, shareholders of the Absolute Return Fund and Market Neutral Fund approved new advisory arrangements, and other matters, allowing these funds to change their investment programs.  However, because of the small size of these funds and other operational issues, these funds have not been able to implement their investment programs and continue to be invested in high quality short-term money market funds or instruments, and their subadvisers have not been allocated assets to invest.  These funds do not expect to otherwise invest prior to their reorganizations into the acquiring Funds, if approved.  The acquiring Funds have been invested in equity securities according to their investment programs, but approval of a new advisory agreement would result in them changing their investment programs to those presently described (but not yet implemented) for two of the acquired funds.  The two acquiring Funds are the two largest series of the Company.

Structuring the acquiring Funds as the legal survivor of the reorganizations results from the shareholder vote threshold required to implement the various proposals.  To reorganize a fund into another fund, a 2/3 vote is required is required under Maryland law; to approve a new advisory agreement (allowing for the new investment programs), a “majority of the outstanding voting securities” of the Fund, as defined under the Investment Company Act of 1940, as amended, is required, which is a lower threshold.  The three series to be reorganized into the acquiring Funds are the smaller series, since it would be more cost efficient to seek to obtain the higher vote threshold for the smaller series than would be the case to obtain the higher vote threshold for the larger series.

The general criteria that are applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the “Guide”).  The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The staff has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination.  See, e.g., North American Security Trust, SEC No-Action Letter (August 5, 1994).  In this connection, the staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or

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December 3, 2009

surviving fund.  In making the determination of which fund’s performance to use, the staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”  Applying the foregoing factors to the reorganizations of other series of the Company into the Funds, in light of the Company’s unique situation, the Company has determined that the legal survivors should be treated as the accounting survivors after the reorganizations and that the factors do not suggest that the legal structure should be disregarded.

The legal survivors of the reorganizations will be the Funds – the Small-Cap Growth Fund and All-Cap Growth Fund, albeit under different names and following new investment programs.  While certain factors described in the Guide and North American Security Trust suggest that the reorganized Funds may appear more like the acquired funds, because the acquired funds have not implemented their investment programs the descriptive comparisons are not relevant.  Thus, while the combined Funds would seem to have portfolio management, investment programs and expense structures that are more similar to those of the acquired funds, these features of the acquired funds are not presently operational.  For example, the subadvisers are not currently managing assets, and the acquired funds’ investment programs are not expected to be implemented prior to the reorganizations.  A comparison of the portfolios of the combined Funds and either the acquiring Funds or the acquired funds is not instructive, as the combined Funds, once their investment programs can be implemented, would vary from either funds’ portfolios (the acquired funds remain invested primarily in high quality short term money market funds or instruments).  The last factor, asset size, although not conclusive, favors the acquiring Funds as the accounting survivors, as the acquiring Funds are the larger of the five series, as illustrated in the table below.

Fund	Net Assets (as of November 30, 2009)
Small-Cap Growth Fund (acquiring fund)	$9.6 million
All-Cap Growth Fund (acquiring fund)	$2.7 million
Absolute Return Fund (acquired fund)	$0.65 million
Market Neutral Fund (acquired fund)	$1.3 million
Alternative Strategies Fund (acquired fund)	$1.1 million

U.S. Securities and Exchange Commission
December 3, 2009

The determination that the acquiring Funds would be the accounting survivors in the reorganizations is not motivated by a desire to retain more favorable performance for the combined Funds.  Indeed, because the acquired funds were dormant for many years and did not encounter many of the challenges faced by the acquiring Funds, their performance is potentially more favorable, especially over recent periods.

The Company has consulted with its independent registered public accounting firm concerning the determination that the acquiring Funds would be the accounting survivors in the reorganizations described in the filing on Form N-14, and it agrees with the Company’s analysis.

2.  Comment:  In the Q&A, under the question: “Who are the subadvisers?”, the disclosure indicates that it is not necessary for shareholders to vote on each subadviser due to the Funds’ “manager of managers” structure.  Please strengthen this disclosure to indicate that shareholders “will not be able to vote” on the subadvisers.

Response:  The disclosure has been revised as requested.

3.  Comment:  In the Q&A, under the question “What will happen to my Fund’s fees and expenses?”, the disclosure indicates that the fee under the new advisory agreement “would” be higher than the current fee.  Please change “would” to “will.”

Response:  The disclosure has been revised as requested.

4.  Comment:  Please provide a brief summary of the differences between the two Funds’ new investment programs in the Proxy Statement.

Response:  A brief summary of the primary differences between the absolute return strategy to be followed by the Small-Cap Growth Fund under its new investment program and the market neutral strategy to be followed by the All-Cap Growth Fund under its new investment program has been included in the section of the Proxy Statement under “Overview and New Investment Programs.”

5.  Comment:  In the disclosure about the Small-Cap Growth Fund’s new investment program using the absolute return strategy, the disclosure indicates that this Fund may invest a portion of its assets in the Market Neutral Fund (currently the All-Cap Growth Fund).  If the Fund does invest in the Market Neutral Fund, please advise whether shareholders of the Small-Cap Growth Fund (as the Absolute Return Fund) would be subject to both the fees and expenses of the Absolute Return Fund and the Market Neutral Fund?

Response:  As the Funds’ investment programs develop, it may be desirable for the Absolute Return Fund, which will have a broad investment program that could include allocations to the same subadvisers engaged by the Market Neutral Fund, to invest in the Market Neutral Fund rather than directly engage these subadvisers for the Absolute Return Fund.  At least initially,

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however, VWCM has advised that it does not intend for the Absolute Return Fund to invest in the Market Neutral Fund.  If the Absolute Return Fund does invest in the Market Neutral Fund, shareholders of the Absolute Return Fund would bear the expenses of the Absolute Return Fund and, because the Absolute Return Fund would be a shareholder of the Market Neutral Fund, a portion of the expenses of the Market Neutral Fund.  Disclosure has been added to the description of the investment programs under “Main Strategies” to advise shareholders of this potential, and a risk factor captioned “Registered Investment Company Risk” appears under the “Main Risks” section.  Due to the expense reimbursement that would be in place if the new advisory agreements are approved, VWCM has advised that it expects that its obligations under the expense caps would prevent it from receiving advisory fees from both Funds under this arrangement until the Funds grow significantly.  If the Funds do grow in size, and the Absolute Return Fund does invest in the Market Neutral Fund, VWCM would provide information to the Company’s Board as to the extent of advisory fees it receives from both Funds in order to allow the Board to evaluate such fees.

6.  Comment:  Under the header “Derivatives Risk” in the “Main Risks” section of the disclosure of each Fund’s investment program, please change the phrase “investment exposure” to “investment losses.”

Response:  The disclosure has been revised as requested.

7.  Comment:  Under the header “Foreign Securities Risk” in the “Main Risks” section of the disclosure of each Fund’s investment program, please expand the disclosure to provide more specifics on the types of risks involved.

Response:  The disclosure has been expanded as requested.

8.  Comment:  If either or both Funds expect to have high portfolio turnover, please expand the strategy and risk disclosure to include this information, and the risks of high portfolio turnover.

Response:  The Funds will likely have portfolio turnover of greater than 100%, and the disclosures have been expanded.

9.  Comment:  Please confirm that the expense limitation agreement described in the fee tables will be contractual.  If so, please confirm that the agreement will be filed with the Funds’ registration statement on Form N-1A.

Response:  The expense limitation agreement is a contractual obligation of VWCM, and the agreement will be filed with the Funds’ next update to their registration statement of Form N-1A.

10.  Comment:  Under the heading “Factors Considered by the Board” there is reference to “fall out” benefits.  Please clarify what “fall out” benefits may exist.

U.S. Securities and Exchange Commission
December 3, 2009

Response:  The disclosure has been clarified to indicate that VWCM does not receive many benefits that are typically considered to be “fall out” benefits, such as soft dollar credits or benefits accruing to affiliates of the adviser (since VWCM would not be executing portfolio transactions and has no affiliates that would be engaged by the Funds) and the disclosure has been clarified accordingly.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1070 or my colleague Kurt Decko at 415.249.1053.

Sincerely,

/s/  Mark D. Perlow

Mark D. Perlow

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